

May 3, 2006

Mr. Geoffrey J. Hibner
Chief Financial Officer
Banta Corporation
225 Main Street
Menasha, Wisconsin 54952

Re: Banta Corporation
Form 10-K for the year ended December 31, 2005
Commission File Number: 001-14637

Dear Mr. Hibner:

        We have reviewed your April 14, 2006 response letter and have the following comment. Where expanded or revised disclosure is requested, you may comply with this comment in future filings unless an amendment has been requested, in which case all requested changes should be made in such amendment as well as in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

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Consolidated Statements of Earnings, page 26

1. We have reviewed your response to comment 5 of our letter dated March 31, 2006. We note that you began reporting separately the revenues and costs associated with your health care products business unit in response to comment 6 of our previous letter dated May 4, 2004. We also note that you currently report the revenue from your printing services and your supply chain management services as services revenues. However, from disclosures in the notes to the financial statements (e.g. Business, Revenue Recognition, Segments) and from similar disclosures in the narrative sections of your filing, we continue to believe that there may be circumstances in which it would be more appropriate to record both product and service revenue since you appear to be providing both functions for some of your customers, particularly in connection with your printing services business unit. If

true, and if these product revenues are significant, they should be separately reported as requested in our prior comment letters. We note your proposal to label all revenue as "Revenue from printing and supply-chain management services." However if you do, in fact, produce a tangible product such as books or brochures, your current description of "Products and services in this segment. . ." may be more appropriate. In this regard, we note that revenue is recognized "when title and risk of loss transfers to the customer." This policy appears more indicative of the sale of a tangible product than of the provision of services. If our understanding is correct, please revise to separately report product revenues as this will result in greater transparency for investors. Alternatively, please provide further support for your apparent conclusion that you provide only services to each of your customers. We may have further comments upon review of your response.

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As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. If an amendment is required, you may wish to provide us with marked copies of the amendment to expedite our review. Please ensure your response letter keys your responses to our comments and provides any requested supplemental information as this greatly facilitates our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey
Branch Chief